UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2017.	Commission File Number: 001-14446

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K, excluding Exhibit 99.5, Exhibit 99.6 and Exhibit 99.7 hereto, is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: August 31, 2017	By:	/s/ Brooke Hales
	Name:	Brooke Hales
	Title:	Associate Vice President, Legal

EXHIBIT INDEX

Exhibit	Description

99.1	3rd Quarter 2017 Report to Shareholders
99.2	Earnings Coverage
99.3	Return on Assets, Dividend Payouts, and Equity to Assets Ratios
99.4	Ratio of Earnings to Fixed Charges
99.5	Q3 2017 Earnings News Release
99.6	Q3 2017 Dividend News Release
99.7	CEO and CFO Certificates